January 23, 2020

Eric Tanzberger
Senior Vice President, Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, TX 77019

       Re: Service Corporation International
           Form 10-K for the Fiscal Year Ended December 31, 2018
           File No. 001-06402

Dear Mr. Tanzberger:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services